

July 7, 2015

Ronald F. Clarke
Chief Executive Officer
Technologies, Inc.
5445 Triangle Parkway
Suite 400
Norcross, Georgia 30092-2575

> **Re:** **Fleetcor Technologies, Inc.**
> **Form 10-K for the fiscal year ended December 31, 2014**
> **Filed March 2, 2014**
> **File No. 001-35004**

Dear Mr Clarke:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Critical accounting policies and estimates
Accounts receivable, page 70

1. We note that you utilize the Securitization Facility as a source of liquidity to provide the cash flow required to fund merchant payments while you collect customer balances and have risk of loss. In this regard, tell us what consideration you gave to providing the disclosures outlined in ASC 310-10-50 for the card balances outstanding. Tell us and consider disclosing the number of days before an account receivable is deemed uncollectible. Also, indicate the amount of receivables that are past due as of December 31, 2014. Describe your policy for recording late fees and finance charges that are past due and indicate when you cease accruing such fees. Tell us and consider disclosing the amount of late fees and finance charges that are recognized net of your provision for estimated uncollectible amounts.

Contractual obligations, page 75

2.   Please expand your contractual obligations table to disclose the amount of scheduled interest payments on your Credit Facility. You may determine the appropriate methodology to estimate the interest payments on your variable rate debt. Your methodology and significant assumptions should be disclosed in a footnote to the table. If the interest payments relate to variable rate obligations for which the timing and amounts are uncertain, it may be appropriate to discuss those obligations in a footnote rather than include the amounts in the table. Refer to footnote 46 of SEC Interpretive Release 33-8350.

Consolidated Statements of Income, page 85

3.   Based on the disclosures in pro forma financial statements included as exhibit 99.3 in Form 8-K/A filed on January 30, 2015, we note that Comdata had $148 million in product revenues. Confirm that if the sale of tangible products exceeds 10% of total sales you will comply with Rule 5-03(b)(1)(a) of Regulation S-X.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Juan Migone at (202) 551-312 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3488 with any other questions.

Sincerely,

/s/ Stephen Krikorian

Stephen Krikorian
Accounting Branch Chief